Seward & Kissel LLP
901 K Street, N.W.
Washington, D.C. 20001
Telephone: (202) 737-8833
Facsimile: (202) 737-5184
www.sewkis.com

March 23, 2017

VIA EDGAR

Ms. Marianne Dobelbower
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sequoia Fund, Inc.
Preliminary Proxy Statement
File No. 811-01976

Ms. Dobelbower:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that were conveyed by telephone on March 16, 2017 with respect to the preliminary proxy statement of Sequoia Fund, Inc. (the “Fund”), which was filed with the SEC on March 8, 2017 (the “Proxy Statement”). The Proxy Statement relates to a special meeting of stockholders of the Fund. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Proxy Statement.

Reponses to each of the Staff’s comments are set forth below.

General Comments:

Comment 1:	Please explain why the Fund is bearing the cost of soliciting proxies.

Response:	The Adviser will bear the cost of soliciting proxies, and the Proxy Statement has been revised to reflect this fact.

Comment 2:
Please confirm whether the Adviser acts as investment adviser with respect to any other registered investment company having a similar investment objective, and if so, identify and state the size of such other fund and the rate of the Adviser’s compensation, and indicate for any such fund whether the Adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Response:	The Adviser does not act as investment adviser for any other registered investment company.

Comment 3:	Please confirm whether any Director of the Fund opposed the approval of the new investment advisory contract.

Response:	The Fund confirms that no Director opposed the approval of the new investment advisory contract.

Comment 4:	Please explain how the affiliated broker’s receipt of brokerage commissions from the Fund is consistent with the Adviser’s duty to obtain best execution.

Response:
The Adviser has the authority to determine the broker-dealer to use for securities transactions and the commission costs that will be charged for these transactions. The Adviser considers a number of factors in selecting a broker-dealer to execute transactions (or series of transactions) and determining the reasonableness of the broker-dealer’s compensation. Such factors include net price, reputation, financial strength and stability and efficiency of execution. The Adviser believes that the use of Ruane, Cunniff & Goldfarb LLC (“RCG LLC”) to effect securities transactions for the Fund (i) provides direct access to floor brokers, which lends insight into market depth as well as real-time information concerning the current trading environment for securities being traded, (ii) facilitates monitoring and control of the trade-life cycle, enabling faster responses to changing market conditions, (iii) permits it to leverage its expertise in the trading patterns of longer-term holdings, and (iv) provides confidentiality with respect to acquisition and disposition programs. The Adviser has engaged an independent third party to evaluate periodically the execution quality of transactions executed through RCG LLC.

Comment 5:
Please confirm whether there was any arrangement or understanding made in connection with the proposed investment advisory contract with respect to the composition of the Board of Directors of the Fund or the Adviser, or with respect to the selection or appointment of any person to any office with either such company.

Response:	The Fund confirms that there was no such arrangement or understanding.

Comment 6:
Please confirm whether any disclosure is required to describe the approximate amount of any material interest, direct or indirect, of any Director in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the Adviser, any parent or subsidiary of the Adviser, or any subsidiary of the parent of such entities was or is to be a party. (See Item 22(c)(6) of Schedule 14A.)

Response:
Mr. David Poppe and Mr. John Harris, each a Director of the Fund, intend to purchase additional shares of the Adviser in the Transaction. Disclosure to this effect is found in the Proxy Statement under the headings “The Proposal – Approval of New Investment Advisory Contract” and “Information Concerning the Adviser and the Directors and Officers of the Corporation.”

Comment 7:
Please confirm whether there is any financial condition of the Adviser that is reasonably likely to impair the financial ability of the Adviser to fulfill its commitment to the Fund under the proposed investment advisory contract.

Response:	The Fund confirms that it is not aware of any such financial condition of the Adviser.

Comment 8:	Please discuss whether Section 15(f) is available with respect to the Transaction.

In the Transaction, the Adviser will repurchase a portion of its shares from the former CEO of the Adviser and from other shareholders of the Adviser. As a result of these transactions, the former CEO, who currently beneficially owns more than 25% of the Adviser’s outstanding voting securities, will no longer beneficially own more than 25% of the Adviser’s outstanding voting securities and therefore will no longer be deemed to be a control person of the Adviser. Following the repurchases, the Adviser will sell the repurchased shares and additional, newly issued shares of the Adviser to certain current employee shareholders of the Adviser (e.g., Mr. Poppe and Mr. Harris), none of whom will own more than 25% of the Adviser’s outstanding voting securities after the Transaction.

Section 15(f) of the Investment Company Act of 1940 provides a safe harbor for the receipt of any amount or benefit by an investment adviser to a registered investment company (“RIC”) or an affiliated person of such adviser in connection with the sale of securities of, or a sale of any other interest in, the adviser that results in an assignment of the RIC’s advisory contract, provided that two conditions are satisfied: (1) at least 75% of the members of the RIC’s board of directors must not be interested persons of the Adviser for at least three years after the transaction (the “75% condition”); and (2) an unfair burden may not be imposed on the RIC as a result of the transaction or any express or implied terms, conditions or understandings applicable to such transaction.

Section 15(f) was added in 1975 to clarify concerns, following Rosenfeld v. Black, 445 F.2d 1337 (2d Cir. 1971), regarding whether an investment adviser to a RIC could earn a profit upon the sale of its investment advisory business consistent with its fiduciary obligations to the RIC. Rosenfeld v. Black involved the sale of a mutual fund advisory business by one adviser to another adviser. The decision in Rosenfeld v. Black emphasized receipt of compensation for use of the proxy machinery in appointing an entirely new investment adviser. Viewed in this context, Congress’s purpose in enacting Section 15(f) was to “make it clear that an investment adviser to a mutual fund may be sold at a profit under conditions designed to protect fund shareholders.”

The Adviser believes the Transaction is not the type of transaction for which Section 15(f) was enacted. The Transaction involves the repurchase by the Adviser of its shares from the former CEO of the Adviser and the sale of the Adviser’s shares to current employee shareholders. The Transaction, unlike that which occurred in Rosenfeld v. Black, does not involve a sale of the Adviser’s business to another advisory firm and results in a change in control and assignment of the Fund’s investment advisory contract simply as a result of the former CEO’s ownership falling below the 25% threshold.

Section 15(f) is a non-exclusive safe harbor, which can be relied upon to the extent necessary under the circumstances and does not impose any requirements on the Adviser. Although it believes that reliance on Section 15(f) is unnecessary in these circumstances, the Adviser notes that:

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Under Section 15(f)(4)(B), the 75% condition does not apply to the Transaction because a controlling block of the Adviser’s voting securities (i.e., the shares of the Adviser being repurchased from the former CEO and giving rise to the change in control) will be transferred to the Adviser; and

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No unfair burden will be imposed on the Fund as a result of the Transaction or any express or implied terms, conditions or understandings applicable to thereto. There are no commitments or other understandings between the parties to the Transaction with respect to the Fund. Further, the Adviser has undertaken to the Fund not to propose any changes to its fees (or those of its affiliates) with respect to the Fund that could result in an unfair burden to the Fund during the two-year period beginning with the closing of the Transaction.

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Please contact the undersigned at (202) 737-8833 with any questions.

Sincerely,

/s/ Joseph J. Nardello
Joseph J. Nardello

cc:	Michael Sloyer, Secretary and Chief Compliance Officer of Sequoia Fund, Inc.
Paul M. Miller, Seward & Kissel LLP

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